UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

AGM Statement - 27 April, 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 27, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 27, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

27 April 2011

BARCLAYS PLC

ANNUAL GENERAL MEETING

Chairman's Statement

Ladies and Gentlemen, good morning and welcome to the Annual General Meeting of Barclays for 2011.

I am glad to see so many of you here today particularly during such a short working week and I did enjoy the opportunity of speaking to some of you just now before the meeting.

We held our Annual General Meeting here at The Royal Festival Hall for the first time last year.  And, as we received positive feedback on the choice of venue, we have decided to return again this year.  However, I will, as always, be very interested to hear whether you have any other views after the meeting.

Before we move on to this morning's formal business I will, as customary, make a few remarks before asking Bob Diamond, our new Chief Executive, to give you a review of the business.

Sir Richard Broadbent, who is our Deputy Chairman and Chairman of our Remuneration Committee, will then say a few words on our Remuneration Policy, given the continuing public interest in this topic.

But first, we thought you might all enjoy seeing a short film about how Barclays fared during 2010.  It is not long and it will also give you a chance to hear from some of our senior business leaders.

I hope you found that informative.  Now to my opening remarks.

Despite still reading some comments to the contrary, a very great deal has changed in banking since the crisis.  In particular major progress has been made over the past few years in improving the resilience of the Sector.

To start with, Capital and Liquidity levels have both risen significantly.  For example, Barclays Core Tier 1 Capital at the end of 2010 was 10.8%, nearly double the level at the end of 2008, and we held a Liquidity pool of over £150bn at the end of 2010, more than three times the level at the end of 2008.

Considerable change has also been made in other areas; Stress Testing has been institutionalised; the Financial Stability Board Principles on Remuneration have been widely implemented, with Barclays adhering to the Financial Services Authority Remuneration Code; and good progress is being made in the vital area of recovery and resolution planning.

The importance of the Regulatory Reform Agenda simply cannot be overstated.  We are proponents of strong Regulation in order to support strong Banks for the benefit of all.  In particular, we are clear that taxpayers' money must never again be needed to bail out any bank.  As Bob will discuss shortly, we at Barclays have made a significant contribution to the Reform debate.  But it is important that we move on to a period of relative regulatory stability as quickly as possible in order that we can once again focus on the core business of banking, namely supporting our customers and clients, and assisting with the creation of economic growth and jobs.

In this respect, the Independent Commission on Banking published its interim report on 11 April.  The report is detailed and complex, it addresses a number of technical issues and it proposes further major changes to the regulation and structure of banking in the UK, over and above the substantial changes which have already been made and to which I referred just now.  Bob will say more on this subject in his speech.

The new regulatory architecture once agreed, will need to be kept under close review in order to ensure that it delivers three objectives.  First, it must deliver a safer and more secure financial system.  Second, it must result in a banking industry that is well equipped to support the needs of the Global Economy, and; third, it must ensure a level playing field internationally that allows the suppliers of capital to earn an appropriate return on their investment.  And in this respect, the Board is very conscious that Barclays is currently earning a rate of return which is below its cost of equity.  Bob Diamond will discuss in a few moments the work that is underway to remedy this state of affairs.

This work is vitally important.  The economy - and indeed society - needs strong and successful Banks.  A successful Banking system brings many benefits, including lending, employment, the payment of taxes and the payment of dividends.

In respect of lending, the availability and supply of credit is at the heart of economic activity and it is the role of Banks to facilitate appropriate risk taking in the economy by households and by businesses.  In 2010, our gross new lending in the UK alone totalled £43bn, including £7.5bn from the acquisition of Standard Life Bank.

Separately, the main UK Banks made substantial commitments to the Government in relation to lending to UK businesses under the so called Merlin Agreement.  This included making available the appropriate capital and resources by the banks to support gross new lending of £190bn in 2011, should sufficient demand materialise.

In respect of employment, Barclays employs nearly 150,000 people worldwide, of whom 60,000 are in the UK.  The Banking Sector as a whole employs nearly 500,000 right across the UK, with the jobs of many more being dependent on the success of the wider financial services industry.

In terms of tax, Barclays paid £6.1bn of tax in 2010, of which £2.8bn was paid in the UK.  This included £1.3bn in relation to PAYE and Employees National Insurance.  We are one of the UK's largest tax payers.

Ladies and Gentlemen, I stated last year that we believed it was appropriate for Barclays to take a prudent approach to dividends given the considerable level of uncertainty about the amount of capital which we will be obliged to hold in the future.  As mentioned, this regulatory uncertainty persists but let me assure you that the Board and I are extremely conscious of the hardship this prudent policy has caused many shareholders and that we are committed to a progressive dividend policy.

We know that it is in the interest of our owners and individual pensioners to see a successful Barclays and indeed a successful banking system as a whole once again providing a significant source of income to institutional and private savings vehicles.

In addition to these various benefits, we at Barclays believe we have a wider responsibility as corporate citizens:  if we are successful, we can provide other benefits in terms of investing in and supporting the communities in which we operate.  This is an area that has always been important to Barclays and its employees.  For this reason, we invested over £55m in 2010 in carefully targeted programmes across the globe.

Our community investment programme now supports projects in 37 countries, reaching more than 1½ million people and providing support to over 8,000 organisations.  And to make this happen, over 62,000 colleagues throughout the Group gave their time, energy and expertise to volunteering, fundraising and regular giving initiatives throughout the year.  This is a figure of which we are, justifiably, proud.

Bob Diamond will say more in a few minutes on Citizenship and as I mentioned, Sir Richard will talk to Remuneration.

As Chairman, I am very aware of the public disquiet over Remuneration in the banking industry.  We are committed to acting responsibly in this area.  We are therefore fully compliant with all regulatory requirements and our remuneration systems are designed to reward success, not failure.

But if we are to remain competitive in a global market place, it is simply not possible - as some seem to suggest - for us unilaterally to reduce compensation levels without affecting future shareholder returns.  We can only contribute to society if we are able to recruit and to retain good people.

A key development during 2010 was the announcement that Bob Diamond would succeed John Varley as Chief Executive and I should like to pay tribute to the exceptional job performed by John. He was an outstanding Chief Executive, particularly during the financial crisis when he led the Bank with courage and creativity.

John retired at the end of 2010 and I am delighted that we have such an outstanding successor in Bob Diamond.  He has a remarkable track record as a business builder and he knows Barclays well, having worked with us for nearly 15 years.  The Board and I look forward to working with him to take Barclays forward in the years ahead.

Before I close, I would like to draw your attention to some changes on the Board.  Leigh Clifford retired from the Board as a Non-Executive Director last September and I would like to pay tribute in particular to the staunch support he provided to the Board during the depths of the crisis.

Since the AGM last year, two excellent new Directors have joined the Board, Dambisa Moyo and Alison Carnwath.  Dambisa has a background in financial services and as an international economist, having worked as an investment banker and at The World Bank.  Alison Carnwath has extensive Board level and financial services experience.

In conclusion, let me finish by emphasising once again that we are committed to increasing our returns to shareholders over the years ahead.  We are hopeful that, by the end of this year, the regulatory climate will have become clearer and that the uncertainty that is currently affecting the industry will have been diminished.

We can, of course, be proud that we have managed our way successfully through the depths of the financial crisis and - indeed - have traded profitably in every year since the crisis first began.  However, we must now manage our way through the next phase : the implementation of the new regulatory architecture for the industry incorporating reforms in structure, capital, liquidity and competition, to name but a few.

The reform agenda facing the industry is huge.  I say this not to complain, but to emphasise that managing through this current phase is likely in many ways to be more difficult than managing through the depths of the crisis.  We recognise that the impact of the crisis has been painful and widespread and regret the part played by the banking industry in it.  We also recognise that we must work hard to restore our reputation.  But it is also crucial that politicians, regulators and the industry swiftly agree a sensible regulatory architecture for the industry going forward - one which operates on a level playing field basis internationally.  We are committed to playing our part to ensure that that process is successful.

Ladies and Gentlemen, if we can work constructively with politicians and regulators both in the UK and worldwide, then the industry and the economy will be able to move forward with confidence to the benefit of all.

Thank you.

Group Chief Executive's Statement

Thank you Marcus, good morning and welcome to Barclays Annual General Meeting.  It's a great honour to speak to you today for the first time as Chief Executive.  Barclays has a long and distinguished history of which I am immensely proud to be a part. It is a privilege to be entrusted with its leadership and to be serving you as our owners, our shareholders.

I've worked for Barclays for 15 years.  I worked with John Varley all that time and I learned a huge amount from him.  I admire the legacy that John has left, not just for Barclays, but for the industry as a whole and I'd like to pay tribute to his leadership, especially during the recent crisis in the financial markets.

John and I have worked together on the main board for the last 5 years so you will not be surprised to hear that our strategy remains the same.

We continue to believe that the Universal Banking model is the best one for all of our stakeholders.  It's the model that's enabled us to build a bank that's diversified by business, by geography, by customer and by funding.  It's the model that's enabled us to offer the best solutions for customers and clients, and it's the model that's enabled us to operate profitably throughout the crisis, offering security for customers and stability to the financial system.

As a result we have emerged from the crisis in a stronger position.  That was reflected in our 2010 results when we reported profit growth of more than 30% and an increased dividend.  We've also made a good start in 2011.  We recognise however that it's been a difficult time for shareholders over the last 3 years and we are focussed on rebuilding value for you and improving returns.  I will talk about how we're doing this in a moment but I want to set the context first by talking about the environment in which we operate.

Over the last three years we have engaged with regulators and central banks around the world, including  the FSA and Independent Commission on Banking in the UK, congress and regulators on the Dodd Frank legislation in the US, as well as international bodies such as the Financial Stability Board and G20.  We have engaged with them in order to provide them with the input and understanding they need to make their analysis and their recommendations.

In that time dramatic change has taken place, and it is change for the better.  Barclays is a good example of this.   As Marcus said earlier, since 2007: our capital ratios have more than doubled leverage has reduced by over a third and our liquidity pool has more than tripled.

Frequent stress tests are now part of the regulatory process: we undergo stress tests in the UK, stress tests around the world, and our own internal weekly tests that are extremely rigorous.  We've adopted the recommendations on compensation made by the FSA, the Financial Stability Board and the G20 a much higher proportion of compensation is deferred and paid in shares with the possibility of clawing back payment if necessary.

A great deal of progress has been made on central clearing of financial instruments and on greater transparency.  We've also significantly increased the level of information that we disclose.  So we are today a safer and sounder institution operating in a safer and sounder financial system.    But that does not mean that we have done enough.  On the contrary.  We welcome the work of the Independent Commission on Banking for a very good reason.  The status quo is unacceptable.  We don't ever want to see a rerun of 2008.  Stronger and more effective regulation will help prevent that. So we share a common objective with the ICB - ensuring that taxpayers never again have to rescue a failing bank.

We believe it's in everyone's interest that all reform addresses 3 critical questions: First, will it create a safe and sound financial system where the tax payer is protected?    Second, will it help drive economic growth and job creation? and third, will it result in a consistent approach internationally so that UK based banks can compete globally and London remains a leading financial centre?

Given the change that has already taken place, we think the key answer to these three questions is to establish orderly resolution and recovery plans in particular, to create mechanisms that ensure customers continue to have access to essential banking services even if a bank fails.  If we had confidence that banks, in particular large banks, could fail without systemic risk then many concerns about "too big to fail" would be addressed.

We have given this a lot of thought at Barclays, we have invested a lot of time and effort, and we are changing the way we operate.  We are one of the most advanced in developing these plans with the FSA, and we expect to have them fully in place within the next 12 months.

The ICB's interim report is both thoughtful and far-reaching.  It will have a fundamental impact on the industry.  We're currently working through the detail of the questions it raises and when we have a fuller picture we will be able to assess their proposals in relation to the costs they add, the challenges this presents for returns and dividends, and importantly, the impact on the broader economy.

While there has been speculation about Barclays moving headquarters I want to assure you that Barclays has not had any discussion with US regulators or for that matter with regulators anywhere else in the world - about relocation. None.  We will always consider what is best for our shareholders but that does not mean that we wish to move.  We have been here for 320 years.  This is our home.

We continue to engage with the Independent Commission on Banking, the Financial Stability Board and the G20 to achieve the best outcome for all of our stakeholders.

While there continues to be uncertainty in the regulatory environment we are staying focussed at Barclays on what is most important - and that is our quality of execution.  That means delivering on our promises in four key areas: capital, returns, income generation and our role as good citizens I'll talk to you briefly about each of these.

Capital
I have already commented on the strength of our current capital position.  Whatever the outcome of regulation we believe we can manage accordingly because of our ability to generate capital.  We have generated £7.7 billion of equity since 2008, £10.5 billion since 2005 and we're allocating capital carefully in order to increase returns.

Returns
You will not be surprised when I say that our current return on equity is unacceptable so we are making tough decisions in order to change this.  Each and every business has to be top tier in the minds of customers and clients and has to generate sustainable returns comfortably above our cost of equity.  Let me give you a few examples of actions we are taking to improve or eliminate businesses that are not.  We are committed to reducing our credit market exposures which is why we've exited almost half of them in the last three years and will continue to do so in 2011.

We are taking action in Spain to return the business to profitability and sustainable returns. We are exiting our business in Indonesia which was subscale, withdrawing from our retail business in Russia, and replacing Barclays Financial Planning with online execution here in the UK.

Another important way we can boost returns is by reducing costs.  Our plan is to take at least a billion pounds off our cost base by 2013.

Income Growth
Of course driving income growth is also integral to boosting returns and we see very clear opportunities to do this both by business and geography.  Let me give you just a few examples.  In our cards business we have a leading market position, the benefit of scale, and strong technology.  We are a market leader in Wave and Pay cards, and this year we're launching the very first service in the UK for customers to make contactless payments with their mobile phone.  This is the beginning of a transformation in the way people pay for goods on the high street and Barclays is leading the way.

Another example is Africa, one of the fastest growing markets in the world.  Africa represents a competitive advantage for Barclays because we're present in 11 countries across the continent and we are a top 3 bank in 9 of those.  This gives us a unique footprint in the world's third fastest growing region.  Africa already generates about 15% of our revenues, and we are now aligning Absa in South Africa more closely with our other operations across Africa to execute a "One Africa" strategy, to capture the potential revenue synergies we see across the continent, and to enhance our competitive position.

Taken together, the combination of: fixing or exiting businesses with poor returns, reducing costs, and growing top line income, enables us to target a return on equity of 13% and a return on tangible equity of 15% by 2013.

These are ambitious but achievable targets and I would like to be crystal clear that Barclays is not ramping up risk in order to achieve them.  The risk on our books may fall or rise, within our limits, depending on market and client volumes but our risk appetite is set both by the Executive Committee and the Board and it has not changed.

Our fourth key area of focus is Citizenship and I think it's fair to say that as an industry we have not done enough to restore trust with our customers.  Nor have we done a good job of explaining how banks contribute to society by helping to create jobs and foster economic growth, and by supporting the communities in which we live and operate.

At Barclays we know that we have to do a better job for customers.  We accept that the number of complaints we receive is too high and we're working hard to reduce them.  The management team in Retail and Business Banking has committed to making customers lives easier; customer service lies at the heart of their strategy and it is key to delivering success in these businesses.  One of our most frequent complaints, for example, is about the time it takes to replace a debit card so we have focussed on improving this and have reduced the wait from 5 days to 2.  We have a lot further to go on customer service, but we are making progress.

Now let me talk about our role in creating jobs and economic growth which has never been more important because with public spending cuts, the mantle of growth has shifted to the private sector.  Here are some of the most obvious ways in which we contribute: Barclays employs almost 150,000 people around the world, including 65,000 in the UK.  In 2010 we created 2000 new jobs, 80% of which were in the UK.  We created opportunities for about 3000 students on our internship program over the last 3 years and we have hired 4000 graduates in full time posts, so Barclays makes a serious contribution to job creation.

But we also help other businesses to create jobs and to grow: we have £500 billion of loans and advances extended to our customers around the world; new lending to UK business and households in 2010 amounted to £43 billion; and we helped over 100,000 people in the UK start up in business last year.  These are important contributions to economic growth.

As Marcus mentioned, we also support the communities in which we live and work, by contributing £55 million a year to a wide range of local activities and by supporting our staff who volunteer for causes that they believe in.  We have contributed in this way for many years because we believe it's the right thing to do and I intend to bring more focus to our activities in this area to make sure their impact is as positive as possible.

Let me conclude by saying again how honoured I am to be here today in my new role and how seriously I take my responsibilities at a critical moment both for the financial system and the economy.  There has been a lot of positive change in recent years but it is not enough.  You heard me say this earlier - and I'll say it again - the status quo is unacceptable.  Strong banks need strong effective regulation.  Until the outcome of further regulation is clear, however, we are managing through a period of considerable uncertainty.  And what we're focussed on, in that environment, is delivering for you, our shareholders.  I am committed to executing on the priorities I've outlined this morning because by doing so I believe there are great opportunities ahead for Barclays.

We have the right model and we have the right strategy.  It's execution that will give us our edge.  I'm excited to be leading 150,000 highly committed people in Barclays as we deliver on our promises; our promises on capital, on returns, on income, and on citizenship.  By doing this I believe Barclays - and you, our shareholders - will be among those that benefit as the industry evolves. Our focus - my focus - is on achieving just that.

Thank you very much.

Statement by Sir Richard Broadbent, Deputy Chairman, Senior Independent Director and Chairman of the Board Remuneration Committee

I am glad once more to have the opportunity to address you directly on the subject of remuneration.  I know it's an issue in which there is a lot of interest.

Before I talk about developments during 2010 I would like to say a few words about the background to our decisions.

None of us on this Board thinks that Barclays gets everything right.  Of course one looks back and thinks from time to time that maybe this or that could have been done differently.  But overall I am proud of the fact that Barclays is by any measure a successful British company that has navigated difficult times and is still flourishing as an independent and growing business on the world stage.

To be successful these days means being successful globally.  That is how wealth on a scale relevant to the needs of this country is generated - not just in terms of financial returns, important as those are.  Success in the sense that last year in the UK Barclays recruited 12,000 people, including 1,200 graduates.  We spent £32 million on training, equipping our employees with important skills, many of which they carry into other parts of the economy.  We support 55,000 pensioners directly and many more whose pensions are funded in part by investment in our shares.  And in 2010 we contributed nearly £30 million to communities up and down the country where we operate.

It is this success that it is the Board's task to nurture and promote.  It is this success that I have in my mind when I hear demands for remuneration to be radically changed - and changed immediately.  Because if we took our eye off the ball in terms of what it takes to compete globally, including for talent, then we could very quickly jeopardise the true rewards of our success which are played out every day in the employment and training and rewarding many many people in the UK where we are based.

So, knowing that remuneration is an issue which concerns many people and recognising that what global competition demands we pay if we wish to be globally competitive is a very sensitive matter, I keep my eye firmly on the delivery of success, knowing that this is the only way in more than the short term to repay the confidence which our stakeholders place in us.  It is not easy to get the balance right between short and long term returns but we must not forget that it is also easy to underestimate the risk created by abrupt change to earning any returns.

Let me now highlight a few of the key developments in 2010.

In making its decisions, our starting point is always our financial performance.  Barclays financial performance in 2010 was strong, its growth was disciplined and its risk profile stabilised and improved.

Total income, net income and profit were all up in 2010 compared to 2009. Impairment was down. Our Core Tier 1 capital ratio and the Group liquidity position improved.  2010 also saw improved returns on average shareholders' equity and the 2010 dividend increased more than 100% over the 2009 dividend, even though we recognise there is still a long way to go.

Against the background of this strong financial performance, the value of performance awards in 2010 was down 7% compared to 2009.  In Barclays Capital, performance awards were down 12%.

One new feature in 2010 is the increased level of disclosure of the compensation of senior management, in accordance with the agreement we reached with the Government known as Project Merlin.  Among many important features of this wide-ranging agreement, we undertook to ensure that bonuses in the UK would be less than last year - which they were; and that we would disclose more information on senior management remuneration, which we have.  Having now definitively agreed what it is appropriate to disclose, bearing in mind the commercially sensitive nature of some of the information, we will now publish the same more detailed information every year.

Let me deal at this point with the remuneration of Bob Diamond. Having received no annual bonus in either of the past two years, in 2010 we awarded Bob a bonus of £6 1/2 million, all in shares or contingent capital - less than many of his peers in other similar banks.  We have also given Bob a long term incentive award, valued at £2 1/4million which will only pay out at its maximum our returns increase by 50% - a stretching target.

Bob is now our Chief Executive and we welcome his appointment. Bob joined Barclays in 1996 when BarCap made a profit before tax of £204million and employed around 1,000 people.  Last year, BarCap's profit before tax was £4.78billion and it employed over 23,000 people.  This is wealth and job creation on a scale that few in the UK can match and I look forward to Barclays shareholders benefitting from Bob's talents in future years.

Finally, I will say a few words about the two new remuneration schemes we are asking you to support today - the Share Value Plan and the new Long Term Incentive Plan.

The Share Value Plan is the means by which annual bonuses are to be deferred, either into Barclays shares or contingent capital awards. Contingent capital is an area in which we are innovating this year. It means that instead of receiving deferred cash, employees receive a contingent capital award that is subject to a condition our Core Tier 1 capital ratio is at least 7%. We believe this is an appropriate step to balance the upside of innovation with focus on the potential downside if risk is not well controlled.

The new Long Term Incentive Plan will replace the existing long term scheme. Awards for 2011 will only vest if stretching performance targets are met over three years.  The performance condition for the proposed 2011 awards has been chosen to incentivise management to deliver a significant increase in return on risk-weighted assets and hence return on equity, which is our prime financial goal.  The performance conditions also underline the importance of sustainable growth by including a risk measure and more qualitative factors such as customer and employee satisfaction.

Prudent financial control provisions are included in both schemes which may operate to reduce the vesting of awards should certain events occur including a significant deterioration in the financial health of the Group or a material failure of risk management.

The Remuneration Committee believes both these schemes are worthwhile improvements on the present arrangements and I hope you will vote in favour of them.  Thank you.

For further information please contact:

ANALYSTS AND INVESTORS
Stephen Jones                       +44 (0)20 7116 5752
Maritz Carvalho                     +44 (0)20 7116 5711

MEDIA
Giles Croot                             +44 (0)20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.  For further information about Barclays, please visit our website www.barclays.com.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial conditions and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate to only to historic or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairments, charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and finance markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations and other statements that are not historical by fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effect of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including capital requirements and changes in legislation), the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of completion - a number of such factors being beyond the Group's control. As a result, the Group's actual results may differ materially from plans, goals, and expectations set forth in the Group's forward-looking statement.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange plc (the "LSE") or applicable laws, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstance on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the U.S. Securities and Exchange Commission.